LINCOLN GOLD CORPORATION
Suite 350, 885 Dunsmuir Street
Vancouver, British Columbia, V6C 1N5
Tel: (604) 688-7377 / Fax: (604) 688-7307

April 28, 2006

MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-7010

Attention: Ms. Mellissa Duru

Dear Ms. Duru:

LINCOLN GOLD CORPORATION (the “Company”)
Form SB-2 Registration Statement filed December 23, 2005, as amended
SEC File No. 333-130654

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form SB-2 to 4:00 p.m. (EST) on Tuesday, May 2, 2006, or as soon thereafter as is practicable.

The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that :

  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Yours truly,

LINCOLN GOLD CORPORATION

/s/ Paul Saxton

PAUL SAXTON, President